
July 15, 2020

A. Robert Doyle
Chief Financial Officer
Pan American Silver Corporation
1500-625 Howe Street
Vancouver, British Columbia
V6C 2T6

      Re: Pan American Silver Corp.
           Form 40-F for the Year Ended December 31, 2019
           Filed March 12, 2020
           File No. 000-13727

Dear Mr. Doyle:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation